November 3, 2020

Mr. Kevin Kuhar

Accounting Branch Chief

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	United Health Products, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed July 9, 2020
File No. 000-27781

Dear Mr. Kuhar:

The Company is in receipt of your comment letter dated September 29, 2020, regarding the Company’s filing referenced above.

Below are the comments from your comment letter together with the Company’s responses thereto.

Comment No. 1:

Form 10-K for the Fiscal Year Ended December 31, 2019

Statement of Operations, page F-4

1.	We see that you recorded the 2017 loss on disputed inventory as a non-operating expense. Please tell us your basis for concluding transactions related to your core business model of selling inventory should be reported outside of operations.

Response to Comment No. 1:

The disputed inventory is related to a lawsuit the Company has filed against one of its vendors.The Company shipped inventory to the vendor and the vendor received the product into its warehouse, however, the vendor is disputing the purchase order terms.The Company considered this as an “unusual or infrequently occurring item” per ASC 225-20. The Company has never had a customer receive inventory and then dispute the purchase order which is why it was recorded as a non-operating expense.

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Comment No. 2:

Note 2. Restatement of Financial Statements, page F-7

2.	You state that no revenue should have been recognized in 2017 as the transactions did not meet all of the revenue recognition criteria under ASC 606. As you had not adopted ASC 606 as of December 31, 2017, please confirm that the transaction also did not meet the revenue recognition criteria of ASC 605.

Response to Comment No. 2:

We confirm the transaction did not meet the revenue recognition criteria of ASC 605, due to the shipping terms of the inventory shipment close to year end.

Comment No. 3:

Note 2. Restatement of Financial Statements, page F-7

3.	As part of the restatement, we see that you have made other adjustments for inventory valuation, loss on settlement of debt, equity transactions and certain accruals. Please separately describe the nature of each set of related adjustments recorded as part of the restatement and tell us why it was appropriate to adjust your historical financial statements. Refer to ASC 250-10-50-7, SAB Topics 1M and 1N.

Response to Comment No. 3:

The adjustments for inventory valuation, loss on settlement of debt, equity transactions and certain accruals are described below.

a.	Inventory Valuation – the adjustments were due to the Company noting they had used incorrect values when determining the cost/price of its inventory.

b.	Loss on settlement of debt – the adjustment related to 2017 was due to the Company noting shares were issued to settle an outstanding accounts payable balance instead of being issued for stock-based compensation.

The adjustment related to 2018 was due to the Company noting it had agreed to issue 113,000 shares of common stock in connection with various notes payable from 2017 and the value of these shares should not have been included in the determination of the loss on debt settlement.The 113,000 shares should have been considered financing costs upon issuance of the notes payable in 2017 (see Note 8).During 2018, the Company settled the notes payable with the issuance of shares of common stock and originally included the $123,170 fair market value of the 113,000 shares as part of the value in determining the loss on debt settlement.

c.	Equity transactions – the adjustments are related to the change in valuation of the 113,000 shares of common stock issued as financing costs as mentioned above along with the Company reclassing its liability for unissued shares account from a liability to equity.These shares had been paid for but not issued due to timing differences of when the transfer agent issued the shares.

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d.	Certain accruals- the adjustments related to certain accruals were due to the following:

	a.	The Company determining that some previously recorded A/R and revenue should not have been recognized due to the fact a significant amount of time had passed and no payments had been received.The Company determined that the revenue criteria per ASC 605 of collectability reasonably assured was not met and the revenue and related A/R was reversed.
	b.	The Company discovered it had not properly accrued for compensation to its Chief Executive Officer and Chief Financial Officer.
	c.	As mentioned above in the loss on settlement of debt discussion, the Company noted shares of stock were issued to settle an outstanding A/P balance instead of for stock-based compensation.

The Company determined it was appropriate to restate its historical financial statements due to the timing of revenue recognition related to the shipping terms of inventory sold and shipped at the end of 2017.

Comment No. 4:

Note 2. Restatement of Financial Statements, page F-7

4.	In this regard, we note that certain adjustments were made “based on factors known at the time of this filing versus what was known as of the original filing date.” For each adjustment related to this statement, please tell us whether these factors provided additional evidence about factors that existed as of the balance sheet date or if the conditions did not exist as of the balance sheet date. Refer to ASC 855-10-25 and PCAOB AU 560 as part of your response.

Response to Comment No. 4:

The adjustments made due to “factors known at the time of this filing versus what was known as of the original filing date” are related to the recognition of revenue, accounts receivable and bad debt expense.

The Company had previously recognized transactions as revenue and these transactions were showing as accounts receivable at the end of previous filings.Some of these revenue transactions were eventually written off as bad debt expense in subsequent periods.Due to the fact the Company knew while working on the current filing it was not going to collect on these revenue transactions it was determined they did not meet the revenue recognition criteria per ASC 605 of “collectability is reasonably assured” and the revenue recognition criteria per ASC 606 of “probability that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer”.

The non-payment of the invoices provided additional evidence regarding the revenue recognition criteria of ASC 605 and ASC 606 related to these revenue transactions as of the balance sheet date.

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Comment No. 5:

Note 3. Significant Accounting Policies

Inventory, page F-22

5.	We note your disclosure that inventories are carried at the lower of cost or market. Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at the lower of cost or net realizable value.

Response to Comment No. 5:

We note the disclosure should read “inventories are carried at the lower of cost or net realizable value” and will update the wording on subsequent filings.

Per the ASC Master Glossary Market is defined as the following:

“As used in the phrase lower of cost or market, the term market means current replacement cost (by purchase or by reproduction, as the case may be) provided that it meets both of the following conditions:

a.	Market shall not exceed the net realizable value
b.	Market shall not be less than net realizable value reduced by an allowance for an approximately normal profit margin.”

Since “market” cannot be greater than net realizable value and not less than net realizable value reduced by an allowance for an approximately normal profit margin the accounting concept of measuring the value of inventory at lower of cost or market is consistent with ASC 330-10-35-1B.

Comment No. 6:

Note 7. Litigation, page F-27

6.	We note the statement that due to uncertainties inherent in litigation, you cannot predict the outcome of the above legal proceedings. Please tell us how your accounting policies for the recognition and disclosure of loss contingencies complies with ASC 450-20-25-2. Please also confirm that you disclose the nature of accruals for estimated losses from a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated; and you disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or additional loss may have been incurred and an accrual is not made or an exposure to loss exists in excess of the amount accrued. Refer to ASC 450-20-50-3 through ASC 450-20-50-6.

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Response to Comment No. 6:

The accounting guidance mentioned in ASC 450-20-25-2 discusses the conditions needed when an estimate from a loss contingency should be accrued.

We have followed the accounting guidance in ASC 450-20-55-11 which states, “accrual of a loss related to litigation, claim, or assessment would be required if the probability of loss is such that the condition in paragraph 450-20-25-2(a) is met and the amount of loss can be reasonably estimated.

ASC 450-20-25-2(a) says, “Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements…It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.”

ASC 450-20-55-13 also provides further guidance, “The condition in paragraph 450-20-25-2(a) would be met if an unfavorable outcome is determined to be probable.Accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated.

We have followed the guidance in ASC 450-20 as we have disclosed the various litigations against the Company in the Form 10-K and no accrual has been made because an unfavorable outcome has not been determined to be probable and the amount of loss cannot reasonably be estimated.

We confirm that we have disclosed the nature of accruals for estimated losses from a loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated; and we have disclosed the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made if there is at least a reasonable possibility that a loss or additional loss may have been incurred and an accrual is not made or an exposure to loss exists in excess of the amount accrued.

Comment No. 7:

Item 9a. Controls and Procedures, page 24

7.	We note the multiple material weaknesses that existed as of December 31, 2019 and that your internal control over financial reporting has been ineffective for successive fiscal years. Please describe the steps you are currently taking and the status of those plans to enhance your internal control environment to remediate the identified material weaknesses.

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Response to Comment No. 7:

The Company has hired an outside consultant with knowledge of US GAAP and to assist with the preparation of the financial statements.The other material weaknesses related to the lack of segregation of duties, inadequate corporate governance (lack of an audit committee), inadequate internal control structure and control environment and lack of information technology controls are due to the Company’s relatively small size and minimal staffing or number of employees.

The Company is currently in the process of reorganizing in an effort to remediate the material weaknesses as best as possible.The material weaknesses will not be able to be fully remediated until the Company is able to hire additional staff and bring in an audit committee.

If you have any questions or comments concerning these responses, please do not hesitate to call.

Sincerely,

Doug Beplate, CEO

United Health Products

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